

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 20, 2009

Randall H. Brown, Chief Financial Officer
Education Realty Trust, Inc.
530 Oak Court Drive, Ste. 300
Memphis, TN 38177

>   **Re: Education Realty Trust, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 4, 2008**
>   **File No. 001-32417**
>   **Proxy Statement on Schedule 14A**
>   **Filed April 9, 2008**
>   **File No. 001-32417**

Dear Mr. Brown:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

   Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or the undersigned at (202) 551-3785 if you have any other questions.

                              Sincerely,

                              Karen Garnett
                              Assistant Director